787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 20, 2017

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	EnTrustPermal Alternative Core Fund (the “Fund”), a series of Legg Mason Partners Equity Trust (the “Trust”)

Post-Effective Amendment No. 384

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Dear Mr. Williamson:

The Trust filed the Amendment with respect to the Fund on February 27, 2017 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of April 28, 2017. This letter responds to the comments that you provided in a telephone conversation with the undersigned on April 6, 2017. For your convenience, those comments are set forth below and the Trust’s response to each comment is set out immediately under the comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: You asked the Trust to respond to the comments in a letter filed on EDGAR.

Response: As requested, we have filed this letter on behalf of the Trust on EDGAR as a CORRESP filing.

Comment No. 2: You noted the language in the Prospectus on total return swaps under “Principal investment strategies,” as follows: “The fund may obtain exposure to investment strategies (including hedge fund strategies) through the use of one or more total return swaps through which the fund makes payments to a counterparty (at either a fixed or variable rate) in exchange for receiving from the counterparty payments that reflect the return of a ‘basket’ of securities, derivatives or commodity interests actively managed by a third-party investment manager identified by EnTrustPermal.” You also noted the language in the Prospectus under

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

“More on the fund’s investment strategies, investments and risks—More on risks of investing in the fund and the underlying funds—Total return swaps risk” that states: “The fund’s investment in the swap is subject to leverage risk because the notional amount of the swap and/or the aggregate notional allocations to the third-party investment managers included in the basket may exceed the fund’s net assets.” You had the following comments:

a.	Please explain how the swaps are negotiated and structured and with whom they are entered into, e.g., a broker-dealer? a third party investment manager?

Response: Such swaps are negotiated and entered into with an investment bank as the counterparty. In this type of swap, the underlying index referenced in the swap is typically an index based on the returns of an account managed by a third party investment manager in a style similar to that manager’s hedge fund. The investment manager is selected by EnTrustPermal Asset Management LLC (“EnTrustPermal”), the Fund’s subadviser. The swaps are subject to the standard ISDA protocol.

b.	Does the investment adviser have any contacts with the third party investment manager in connection with the swap?

Response: EnTrustPermal does not have any contacts with the third party investment managers in connection with entering into swaps. It conducts standard due diligence on the third party investment managers, which are approved for investment by EnTrustPermal’s Global Investment Committee.

c.	How are the swaps valued for purposes of calculating net asset value?

Response: All securities are valued in accordance with the valuation policies and procedures approved by the Trust’s Board (the “Pricing Policies”). As disclosed in the Fund’s Prospectus under “Share price,” the Pricing Policies require, among other things, that the valuations of derivative instruments that are not traded on an exchange be valued at the price supplied by independent pricing services, which may use market prices or broker/dealer quotations or a variety of fair valuation techniques and methodologies. If those services are unable to supply prices, the Fund’s manager may price securities using fair value procedures approved by the Board.

d.	How is the liquidity of the swaps determined?

Response: EnTrustPermal’s risk team monitors and tracks the liquidity of all instruments held by the Fund. Total return swaps would be coded as liquid as long as the subadviser is able to unwind or adjust the swaps on a daily basis with the counterparty.

e.	Please explain how the Fund covers total return swaps.

Response: If the Fund enters into total return swaps on a net basis (i.e., the two payment streams are netted against one another with the Fund receiving or paying, as the case may be, only the net amount of the two payments), the net amount of the excess, if any, of the Fund’s obligations over its entitlements with respect to the total return swap will be accrued on a daily basis, and an amount of liquid assets having an aggregate net asset value at least equal to the accrued excess will be segregated by the Fund. If the total return swap transaction is entered into on other than a net basis, the full amount of the Fund’s obligations will be accrued on a daily basis, and the full amount of the Fund’s obligations will be segregated by the Fund in an amount equal to or greater than the market value of the liabilities under the total return swap agreement or the amount it would have cost the Fund initially to make an equivalent direct investment, plus or minus any amount the Fund is obligated to pay or is to receive under the total return swap agreement. Language to this effect will be added to the Fund’s Statement of Additional Information under “Investment Practices and Risk Factors—Derivative Transactions—Total Return Swaps.”

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Cc:	Susan D. Lively, Esq., Legg Mason & Co., LLC

Angela N. Velez, Esq., Legg Mason & Co., LLC

Benjamin J. Haskin, Willkie Farr & Gallagher LLP

Neesa P. Sood, Willkie Farr & Gallagher LLP